                                                                   Exhibit 12.2

                                  AMRESCO, INC
    STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                          Three Months Ended,
                               March 31,                   Year Ended December 31,
                           -----------------   -----------------------------------------------
                            1997      1996      1996      1995      1994      1993      1992
                           -------   -------   -------   -------   -------   -------   -------
Operating income
   before taxes            $13,606   $ 8,095   $50,466   $30,258   $35,686   $43,677
Fixed charges:
   Interest expense         15,592     4,924    35,185     6,906     1,768       754
   Amortization of
     debt issuance costs       567       243     1,578        15      --        --
                           -------   -------   -------   -------   -------   -------   -------

Operating income before
  income taxes and
  fixed charges             29,765    13,262    87,229    37,179    37,454    44,431
Total fixed charges         16,159     5,167    36,763     6,921     1,768       754
Total preferred
   stock dividends            --        --        --        --        --        --
Ratio of earnings to
                           -------   -------   -------   -------   -------   -------
   fixed charges              1.8x      2.6x      2.4x      5.4x     21.2x     58.9x       (a)
                           =======   =======   =======   =======   =======   =======   =======

(a) The Company or its predecessors had no or nominal fixed charges in 1992 and it was not meaningful, therefore, to calculate the ratio for the year ended December 31, 1992.